EXHIBIT 99.1

NEWS

One University Plaza, Suite 307 Hackensack, NJ 07601 Tel: 201-808-8400

For Immediate Release

Champions Oncology Reports Financial Results for the Year Ended April 30, 2012

Hackensack, NJ – July 18, 2012 – Champions Oncology, Inc. (OTC: CSBR), formerly Champions Biotechnology, Inc., engages in the development of advanced technology solutions and services to personalize the development and use of oncology drugs, announced today its financial results for the year ended April 30, 2012.

Joel Ackerman, the CEO of Champions Oncology, stated, “Fiscal 2012 was a year of great progress for the company. We demonstrated our ability to drive significant volume growth in both sides of our business. We continue to evolve our strategic direction to better align the strength of our technology platform with the needs of the market. Within this new approach, we made significant progress in expanding our customer base and building a solid operational foundation for the future.”

Operating revenues were $7.1 million and $6.9 million for the years ended April 30, 2012 and 2011, respectively.

Total operating expenses were $16.2 million and $12.1 million for the years ended April 30, 2012 and 2011, respectively.

Champions reported a net loss of $8.7 million, or ($0.19) per share and $3.8 million, or ($0.11) per share for the years ended April 30, 2012 and 2011, respectively.

Excluding stock based compensation of $3.3 million, Champions recognized a net loss of $5.3* million, or ($0.11*) per share, and excluding stock based compensation of $3.1 million, a net loss of $0.7* million, or ($0.02*), per share for the years ended April 30, 2012 and 2011, respectively.

During fiscal 2012, we modified our POS business strategy to focus on growing our core technology products, which includes TumorGraft implants and drug studies. As part of this strategy, we significantly reduced the price of our core technology products to make the products affordable to a broader patient base and to accelerate the growth of our Tumorbank. In addition, we have increased spending on sales and marketing efforts to support this strategy. We will continue to offer related personalized oncology services to our customers; however, we expect future POS revenues to be driven by our core products.

During the second half of fiscal 2012, we transitioned the laboratory activities that support the POS and TOS businesses from a third-party contract research organization (“CRO”) to our facility in Baltimore, Maryland. We believe that bringing these activities in-house will significantly reduce the future cost of providing our services and allow us to implement and maintain a more competitive pricing strategy. To facilitate this strategy and support the increase in current and expected volume, we have invested in the infrastructure and increased our laboratory staff.

Furthermore, as part of our modified strategy, we plan to use TumorGrafting as a platform technology to drive multiple synergistic revenue streams. We continue to build this platform with investments in research and development, as well as contributions from both the POS and TOS businesses. The platform is then used to deliver products that serve both the POS and TOS customers in synergistic ways. The result is well-differentiated products for patients, physicians, and drug development companies. In addition, we are looking for additional opportunities to utilize the data we are gathering to develop proprietary biomarkers and signatures of response that can predict the resistance or sensitivity of individual tumors to oncology drugs.

Operating Results

TOS revenues were $4.8 million and $3.5 million for the years ended April 30, 2012 and 2011, respectively, an increase of $1.3 million or 38%. The increases in TOS revenues were due primarily to increased sales efforts and investments in growing our Tumorbank.

Cost of TOS was $2.5 million and $1.8 million for the years ended April 30, 2012 and 2011, respectively, an increase of $0.7 million, or 38%. The increase in costs was due to the increased volume of the TOS business. Gross margin for TOS was 47% for the years ended April 30, 2012 and 2011.

POS revenues were $2.3 million and $3.4 million for the years ended April 30, 2012 and 2011, respectively, a decrease of $1.1 million, or 31%. Panel revenue, a component of POS revenue, decreased $1.2 million from the prior year, which is primarily attributable to a decrease in pricing per panel. Excluding panel revenue, POS revenue was $1.8 million and $1.7 million for the years ended April 30, 2012 and 2011, respectively, an increase of $0.1 million. During fiscal 2012, the Company experienced significantly higher volumes of implants and drug studies compared to fiscal 2011. For the year ended April 30, 2012, the Company performed 97 TumorGraft implants, compared to 12 in the prior year. For the year ended April 30, 2012, the Company completed 19 drug studies, compared to 5 in the prior year. The increase in volume was offset by decreased pricing for both the TumorGraft implants and drug studies, as part of our strategic decision to accelerate the growth of our Tumorbank.

Cost of POS was $2.4 million and $1.7 million for the years ended April 30, 2012 and 2011, respectively, an increase of $0.7 million, or 42%. Gross margin for POS was -1% and 51% for the years ended April 30, 2012 and 2011, respectively. Gross margins declined due to the strategic decision to decrease prices to drive increased volumes. Additionally, during the second half of fiscal 2012, the Company transitioned its laboratory work in-house from a third-party CRO. While this has resulted in increased costs during the transition, it is expected to yield future savings. Finally, costs related to POS studies are expensed as incurred, so expenses include ongoing costs related to 11 drug studies in progress at April 30, 2012.

Research and development expense was $2.9 million for the years ended April 30, 2012 and 2011. Our research and development efforts are focused on growing our Tumorbank, increasing our understanding of our TumorGraft models, their clinical predictability, improving growth and tumor take rates, and other biological and molecular characteristics of the models. In fiscal 2012, we increased these efforts, but this was offset by decreased expenses incurred on testing in-licensed compounds.

Sales and marketing expense was $2.9 million and $1.1 million for the years ended April 30, 2012 and 2011, respectively, an increase of $1.8 million, or 170%. The increase for fiscal 2012 is primarily related to employee costs associated with increases in our sales force and marketing expenses incurred in connection with growing our POS and TOS businesses in the United States and in our overseas operations.

General and administrative expense was $5.5 million and $4.6 million for the years ended April 30, 2012 and 2011, respectively, an increase of $0.9 million, or 18%. Stock-based compensation expense relating to general and administrative expense was $3.0 million and $2.9 million for the years ended April 30, 2012 and 2011, respectively. Excluding stock-based compensation, general and administrative expense increased $0.8 million, which primarily relates to the expansion of our infrastructure, the addition of our corporate offices in New Jersey, and other costs associated with the Company’s growth strategy.

The Company’s cash position on April 30, 2012 was $4.8 million.

* Non-GAAP Financial Information

See the attached Reconciliation of GAAP Net Loss to Non-GAAP Net Loss for an explanation of the amounts excluded to arrive at non-GAAP net loss and related non-GAAP loss per share amounts for the fiscal years ended 2012 and 2011, respectively. Non-GAAP financial measures provide investors and management with supplemental measures of operating performance and trends that facilitate comparisons between periods before and after certain items that would not otherwise be apparent on a GAAP basis. Certain unusual or non-recurring items that management does not believe affect the Company’s basic operations do not meet the GAAP definition of unusual or non-recurring items. Non-GAAP net loss and non-GAAP loss per share are not, and should not be viewed as a substitute for similar GAAP items. We define non-GAAP diluted loss per share amounts as non-GAAP net loss divided by the weighted average number of diluted shares outstanding. Our definition of non-GAAP net loss and non-GAAP diluted loss per share may differ from similarly named measures used by others.

Full details of the Company’s financial results will be available in the Company’s Form 10-K at www.championsoncology.com.

About Champions Oncology, Inc.

Champions Oncology, Inc. is engaged in the development of advanced technology solutions and services to personalize the development and use of oncology drugs. The Company’s Tumorgraft Technology Platform is a novel approach to personalizing cancer care based upon the implantation of primary human tumors in immune deficient mice followed by propagation of the resulting engraftments, or Tumorgrafts, in a manner that preserves the biological characteristics of the original human tumor. The Company uses this technology in conjunction with related services to offer solutions for two customer groups: Personalized Oncology Solutions (“POS”) in which physicians and patients looking for information help guide the development of personalized treatment plans, and Translational Oncology Solutions (“TOS”) in which pharmaceutical and biotech companies seeking personalized approaches to drug development can lower the cost and increase the speed of developing new drugs and increasing the adoption of existing drugs. The Company’s Tumorgraft Technology Platform consists of processes, physical tumors and information that we use to personalize the development and use of oncology drugs. The Company is building its Tumorgraft Technology Platform through the procurement, development and characterization of numerous Tumorgrafts within each of several cancer types. Tumorgrafts are procured through agreements with a number of institutions in the U.S. and overseas as well as through its POS business. The Tumorgrafts are developed and tested in the Company’s laboratory facility in Baltimore, Maryland.

Our POS business offers physicians and patients information to help guide the development of personalized treatment plans. Our core offering utilizes our technology platform to empirically test the response of a patient’s tumor to multiple oncology drugs or drug combinations. The process begins by implanting a fresh fragment of the patient’s tumor, typically received within 24 hours of surgery or biopsy, in a small colony of immune-deficient mice to grow the tumor tissue. This colony is then expanded by implanting the grown tumor tissue into subsequent generations of mice until a sufficient number of mice are available for testing. At that point, the colony is allocated to different groups, and each mouse in a group is dosed with a different drug or drug combination. The response of the tumor in each mouse is tracked over time and analyzed to determine which drug or drug combination is providing the highest level of tumor growth inhibition. Our data demonstrates that there is a high correlation between the response to drugs of the tumor in mice with the response of the tumor in the patient.

This press release may contain "forward-looking statements" (within the meaning of the Private Securities Litigation Act of 1995) that inherently involve risk and uncertainties. Champions Oncology generally uses words such as "believe," "may," "could," "will," "intend," "expect," "anticipate," "plan," and similar expressions to identify forward-looking statements. One should not place undue reliance on these forward-looking statements. The Company's actual results could differ materially from those anticipated in the forward-looking statements for many unforeseen factors. See Champions Oncology's Form 10-K for the fiscal year ended April 30, 2012 for a discussion of such risks, uncertainties and other factors. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and Champions Oncology's future results, levels of activity, performance or achievements may not meet these expectations. The Company does not intend to update any of the forward-looking statements after the date of this press release to conform these statements to actual results or to changes in Champions Oncology's expectations, except as required by law.

Champions Oncology, Inc.

(Dollars in thousands except per share amounts)

Reconciliation of GAAP to Non-GAAP Net Loss

	Year Ended April 30
	2012	2011
Net loss – GAAP	($8,661)	($3,802)
Less: Stock-based compensation	3,323	3,133
Net loss - non-GAAP	($5,338)	($669)

Reconciliation of GAAP to Non-GAAP Earnings Per Share (EPS)

	Year Ended April 30
	2012	2011
EPS – GAAP	($0.19)	($0.11)
Less: Effect of stock-based compensation on EPS	0.08	0.09
EPS - non-GAAP	($0.11)	($0.02)

Condensed Consolidated Income Statements (Unaudited)

	Year Ended April 30
		2012	2011%Change
POS operating revenue	$2,332	$3,382	-31%
TOS operating revenue	4,817	3,500	38%
Total operating revenue	$7,149	$6,882	4%
Cost of POS	2,356	1,665	42%
Cost of TOS	2,543	1,846	38%
Research and development	2,937	2,910	1%
Sales and marketing	2,928	1,085	170%
General and administrative	5,450	4,611	18%
Loss from Operations	($9,065)	($5,235)	73%
Other Income	402	1,444	-72%
Net Loss before income tax expense	($8,663)	($3,791)	129%
Income taxes	(2)	11	-118%
Net Loss	($8,661)	($3,802)	128%
Earnings per share- basic and diluted	($0.19)	($0.11)	73%
Average Shares outstanding- basic and diluted	46,815,000	33,774,000

Condensed Consolidated Balance Sheets (Unaudited)

	At April 30,
	2012	2011
Cash and cash equivalents	$4,754	$10,457
Accounts receivable	584	585
Other current assets	205	793
Total current assets	5,543	11,835
Restricted cash	150	-
Property and equipment, net	560	146
Goodwill	669	669
Total assets	$6,922	$12,650
Accounts payable and accrued liabilities	$2,301	$1,882
Deferred revenue	1,185	1,618
Total current liabilities	3,486	3,500
Warrant liability	555	972
Redeemable common stock	8,159	8,159
Stockholders’ equity (deficit)	(5,278)	19
Total liabilities, redeemable common stock and stockholders’ equity (deficit)	($6,922)	($12,650)

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Year Ended April 30
	2012	2011
Cash flows from operating activities:
Net Loss	($8,661)	($3,802)
Adjustments to reconcile net cash used in operations:
Stock-based compensation expense	3,323	3,133
Depreciation expense	105	42
Change in fair value of warrant liability	(417)	36
Other adjustments	(2)	12
Changes in operating assets and liabilities	425	525
Net cash used in operating activities	(5,227)	(54)
Cash flows from investing activities:
Purchases of and proceeds from sales of property and equipment	(519)	(84)
Net cash used in investing activities:	(519)	(84)
Cash flows from financing activities:
Private placement of common shares and warrants (net of $305 in offering costs)	-	9,095
Purchase of treasury stock	-	(1,033)
Proceeds from exercise of options and warrants	97	21
Net cash provided by financing activities:	97	8,083
Exchange rate effect on cash and cash equivalents	(54)	(60)
Increase (decrease) in cash and cash equivalents	(5,703)	7,885
Cash and cash equivalents, beginning of year	10,457	2,572
Cash and cash equivalents, end of year	$4,754	$10,457